SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE

LOS ANGELES, CALIFORNIA 90071-3144 TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

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September 30, 2020

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Jonathan Burr

            Ms. Erin E. Martin

Re:	Aimco-LP, Inc. Draft Registration Statement on Form 10 Submitted August 13, 2020 (CIK No. 0001820877)

Dear Mr. Burr and Ms. Martin:

On behalf of our client, Apartment Investment and Management Company (“Our Client” or “Aimco REIT”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2020 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form 10 confidentially submitted by Aimco-LP, Inc. (a subsidiary of Our Client, the “Company”) to the Commission on August 13, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

* * * * *

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Draft Registration Statement on Form 10 submitted August 13, 2020

Summary

Our Company, page 1

1.

We note your disclosure of estimated gross asset value (“GAV”) and estimated Net Asset Value (“NAV”) as of March 31, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.

Response: The Company respectfully advises the Staff that the Company will include the following expanded discussion within its Non-GAAP disclosures in its submission of the Amendment on page 115:

Net Asset Value (“NAV”) is calculated beginning with Gross Asset Value (“GAV”), represented as the fair value of the Company’s assets along with its other tangible assets, such as cash and restricted cash, accounts receivable and other assets, less the estimated fair value of the Company’s liabilities. GAV is calculated using methods management believes to be appropriate based on the characteristics of the communities. For valuation purposes, the Company segregates its portfolio into the following categories: Stabilized portfolio; Redevelopment and Development; and Other Real Estate. Communities in these categories are valued as follows:

•

The Company’s Stabilized portfolio is valued using a direct capitalization rate (“cap rate”) method based on the Company’s proportionate share of annualized property NOI, less a 2% management fee, and market cap rates. Market cap rates are determined on a property-by-property basis, based primarily on information published by CBRE’s cap rate survey. CBRE is a nationally recognized provider of real estate data. Such survey includes ranges of current cap rates based on the following community characteristics: market in which the community is located; infill or suburban location within the market; property quality grade; and whether the community is stabilized or value-add.

The Company categorizes the communities in its Stabilized portfolio using the framework described above and, using its judgment and detailed knowledge of each community’s condition and location, to select a cap rate within the range provided in CBRE’s cap rate survey. Alternatively, if the Company is actively marketing a community for sale, the cap rate used for the community may differ from CBRE’s cap rate survey based upon the actual bids the Company receives. The range of cap rates included in CBRE’s cap rate survey related to the Company’s valuation as of March 31, 2020 ranged from 4.5% to 5.1%, resulting in a weighted average cap rate used in the Company’s valuation of its Stabilized portfolio of approximately 4.7%.

The Stabilized portfolio comprised approximately 87% of the Company’s GAV as of March 31, 2020.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

•

The Company’s Redevelopment and Development portfolio is valued using discounted estimated cash flows using discount rates that ranged from 4.7% to 5.8%. The Redevelopment and Development portfolio comprised approximately 10% of the Company’s GAV as of March 31, 2020.

•

The Company’s Other Real Estate portfolio is valued using the Company’s historical cost, which management believes approximated fair value given the recent acquisition of the related properties. Other Real Estate comprised approximately 3% of the Company’s GAV as of March 31, 2020.

To calculate NAV, GAV is reduced by the Company’s liabilities, such as the fair value of its debt and other tangible liabilities, such as, accounts payable and accrued and other liabilities. These liabilities are expected to be settled in cash through the normal course of operations. The Company estimates the fair value of its debt using both income and market approaches, including a comparison of contractual terms to observable and unobservable inputs such as market interest rate risk spreads, contractual rates, remaining periods to maturity, collateral quality, and loan to value ratios.

Questions and Answers about Spinco and the Spin-Off, page 17

2.

We note that you include a question on page 20 regarding how the rights of shareholders will change in the transaction, however, the disclosure associated with the question only indicates that the amount of securities owned will remain unchanged. Please expand your disclosure to briefly summarize how shareholders’ rights will be affected.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 20 of the Amendment to address the Staff’s comment.

The Spin-Off

Accounting Treatment, page 63

3.

We note your disclosure of the accounting treatment of the spin-off transaction. Please provide us with a detailed accounting analysis of the spin-off transaction. In your response, please name all of the entities that are involved in this transaction and their roles, including legal spinnor, legal spinnee, accounting spinnor and accounting spinnee. Within your response, please reference ASC 505-60.

Response: The Company acknowledges the Staff’s comment and has included below our consideration of the guidance in ASC 505-60 in accounting for the transaction as a spin-off transaction.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Background

Aimco REIT, the legal spinnor, is composed of two primary functions: (i) the ownership and operation of a diversified portfolio of stabilized properties; and (ii) development and redevelopment of multifamily communities and periodic strategic or opportunistic investments that are expected to provide long-term shareholder value. It is management’s belief that separation of Aimco REIT into two independent public companies will increase simplicity, transparency, investor understanding and value of each business.

Through a series of steps, Aimco REIT shareholders will receive shares of the Company (i.e., the legal spinnee). The Company will, through its approximately 95% interest in AIMCO Properties, L.P. (“Company OP”) hold interests in “core” properties as well as Aimco REIT’s property management business. Through its approximately 95% interest in Durango OP, LP (“New OP”), Aimco REIT will hold interests in the Aimco REIT’s development and redevelopment business, leasehold interests in certain operating properties that will be owned by the Company, which may also be subject to development and redevelopment and title to certain other properties. A very significant majority of pre-spin employees of Aimco REIT and its subsidiaries will be employed by the Company and its subsidiaries immediately after the completion of the spin-off.

The Company will own only stabilized income apartment communities with low-leverage and low overhead. New OP will own or hold leasehold interests in properties subject to development or redevelopment.

Accounting Guidance

When determining the accounting treatment of the proposed transaction between Aimco REIT and the Company, we evaluated the guidance in ASC 505-60 – Equity – Spinoffs and Reverse Spinoffs. Management considered the following accounting guidance in ASC 505-60-25-8 to determine the accounting spinnor and spinnee:

“In order to determine the required accounting and reporting in a spinoff transaction, an entity needs to determine which party is the accounting spinnor and which is the accounting spinnee. In determining whether reverse spinoff accounting is appropriate, a presumption shall exist that a spinoff be accounted for based on its legal form, in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome. An evaluation of the following indicators shall be considered in that regard. Nevertheless, no one indicator shall be considered presumptive or determinative. The following are indicators that a spinoff should be accounted for as a reverse spinoff:

•

The size of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor). The determination of which entity is larger is based on a comparison of the assets, revenues, and earnings of the two entities. There are no established bright lines that shall be used to determine which entity is the larger of the two.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

	As of and for the year ended December 31, 2019
	Total Assets	Revenue	Net Income
	(in millions)
Company (legal spinnee)	$5,569	$771	$508
Aimco REIT (legal spinnor)	$1,260	$144	$—

More than 82% of total assets, 84% of net real estate assets, 84% of revenues, 100% of net income and 86% of NAV are being spun via a distribution to the shareholders of Aimco REIT. This indicator supports the legal spinnee (the Company) as the accounting spinnor.

•

The fair value of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spinoff, the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor).

The Company is expected to have a NAV of approximately $7.8 billion which equates to $50 per share. Comparatively, after the spin-off, Aimco REIT is expected to have a NAV of $1.3 billion which equates to $8 per share. This indicator supports the legal spinnee (the Company) as the accounting spinnor.

•

Senior management. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

A comparison of senior management between Aimco REIT (pre spin) and the Company and Aimco REIT (post spin) is as follows:

Subsequent to the spin-off from Aimco REIT, the current Aimco REIT senior corporate management will continue with the Company, the legal spinnee. Terry Considine will serve as the Chief Executive Officer and Chairman of the Company’s board, Lisa Cohn will serve as the President and General Counsel, Paul Beldin will serve as the Chief Financial Officer and Keith Kimmel will serve as President of Property Management. Terry Considine will also serve as Aimco REIT’s Executive Chairman and interim Chief Executive Officer following the spin-off. In addition, following the spin-off, the operating properties of the Company will be managed by the same property management team previously employed by Aimco REIT prior to the spin-off (who will be employed by the Company and its subsidiaries following the spin-off). This indicator supports the fact that the Company is the accounting spinnor. While the Chairman and the CEO are the same among both entities, the fact that the majority of the key executives and employees will reside with the Company supports the Company as the accounting spinnor.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

•

Length of time to be held. All other factors being equal, in a reverse spinoff, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spinoff may identify that entity as the accounting spinnee.”[2]

We currently expect that the spin-off transaction will result in two, separate and distinct, publicly traded companies. Although we will consider any option that we believe would drive value for our business and our shareholders, there is no formally proposed or approved plan of sale for either entity prior or subsequent to the spin. As a result, we believe the evaluation of this indicator is neutral with respect to determining whether or not our transaction should be treated as a reverse spin-off.

Accounting Conclusion

As described above, the substance of the proposed transaction indicates that the Company is the “surviving entity”. The spin-off to our shareholders is such that the legal form of the transaction does not match its substance for purposes of analyzing the transaction under the applicable accounting rules. In EITF 02-11, which has been subsequently codified into ASC 505-60-05-4, the Task Force reached a consensus that reverse spin-off accounting is appropriate when treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders. Based on the evaluation of the indicators contained in ASC 505-60-25-8, the presumption that a spin-off should be accounted for on its legal form is overcome, and the spin-off should be accounted for as a reverse spin-off. Pursuant to ASC 505-60, the Company, although the legal spinnee, should be designated as the accounting spinnor based on the following factors:

•	The size of the Company is estimated to significantly exceed that of post-spin Aimco REIT in terms of both total assets and total revenue;

•	The fair value of the Company is estimated to significantly exceed that of post-spin Aimco REIT, with NAV of approximately $7.8 billion as compared to $1.3 billion, respectively; and

•	The majority of Aimco REIT’s senior management, employees, and historical operations (e.g., property management) will continue with the Company following the spin-off.

Furthermore, we believe the Company, as accounting spinnor, and Aimco REIT, as accounting spinnee, will provide the most accurate depiction of the transaction to shareholders and other users of the financial statements despite the legal form.

[2]	ASC 505-60-25-8.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Notes to Unaudited Pro Forma Combined Financial Statements

Adjustments to the Unaudited Pro Forma Combined Statements of Operations, page 72

4.

We note your adjustment (B) and that you adjust to recognize selling profit or loss pursuant to the Master Leasing Agreement. Please tell us how you determined this item has a continuing impact. Please refer to Article 11 of Regulation S-X.

Response: The Company respectfully advises the Staff that the Company has removed reference to the adjustment of selling profit and loss on the balance sheet and will modify the note to adjustment (B) as follows:

Reflects the elimination of the historical results of operations, for the five in-process redevelopment and development communities that will be leased, pursuant to the Master Leasing Agreement at completion of the spin transaction: North Tower at Flamingo Point, The Fremont, Prism, Eldridge Townhome and 707 Leahy. The Company will lease these properties to subsidiaries of Aimco REIT, which will have the right to complete the on-going redevelopment and development and lease-up activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 81

5.

We note your disclosure of the estimated fair market value of your unencumbered communities as of December 31, 2019 and June 30, 2020. Please tell us how you considered the need to provide a detail of how these amounts are calculated, including disclosure of the methodology, estimates and/or assumptions underlying these calculations.

Response: The Company respectfully advises the Staff that the estimated fair market value of unencumbered communities is calculated in the same manner as GAV, which is defined under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” in the Amendment. The Company has included this clarification on pages 87, 98, 108, and, 126 of the Amendment.

Non-GAAP Measures, page 85

6.

We note your reconciliation between Net Income and Adjusted EBITDAre on page 90 includes the caption Pro forma adjustment, net. Please help us to better understand footnote 1 to the reconciliation and tell us with more specificity what comprises this adjustment. This comment also applies to your reconciliation on page 117.

Response: The Company respectfully advises the Staff that we have changed the title of this item to “Other adjustments, net” on pages 97 and 123 of the Amendment. Further, the Company has modified the footnote to its reconciliation between Net Income and Adjusted EBITDAre on page 97 and page 123 to reflect the following:

Other adjustments, net include the impact of common noncontrolling interest in Aimco OP. The adjustments include (i) the unrealized fair value adjustment related to the Company’s interest rate option, or swaption, which is disclosed in further detail within Note 6—Fair Value Measurements of $1.0 million; (ii) transaction costs incurred related to the spin-off transaction of $0.7 million; and (iii) the removal of operating results for a property sold during the period of $0.2 million as if the transaction closed on April 1, 2020.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

Other adjustments, net include the impact of common noncontrolling interest in Aimco OP. The adjustments include (i) earnings, net of transaction costs and related amortization, on our mezzanine investment in Parkmerced as if the transaction had closed on October 1, 2019; and (ii) the removal of operating results for four properties sold during the period of $2.6 million as if those transactions had closed on October 1, 2019.

7.

We note your disclosure of Economic Income. Please explain to us in greater detail why you believe Economic Income represents stockholder value-creation and total return earned by your stockholders. In your response, please tell us how Economic Income is related to the actual return a stockholder realized on the stock of Apartment Investment and Management Company.

Response: The Company respectfully advises the Staff that the Company believes that Economic Income provides a measure of return to our shareholders that focuses on the Company’s real estate operating and investing strategies without the impacts of other factors affecting stock performance, such as market sentiment and the broader economy beyond the multi-family real estate sector. When comparing Economic Income to the Total Shareholder Return (defined as changes in Aimco REIT’s stock price plus dividends declared) over the past five years, we note that both Economic Income and Total Shareholder Return resulted in a return of 10%.

Exclusive Forum for Certain Litigation, page 158

8.

We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Additionally, please add a risk factor that addresses the risks of the exclusive forum provision. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the forum selection language has been removed from the Amendment as this language is no longer applicable.

Mr. Jonathan Burr

Securities and Exchange Commission

September 30, 2020

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions regarding this filing, please contact Joseph A. Coco at (212) 735-3050; Blair T. Thetford at (212) 735-2082; or Michelle Gasaway at (213) 687-5122.

Sincerely,

/s/ Michelle Gasaway
Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP